                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                    -----------------------------------------

                                AMENDMENT NO. 19
                                       to
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13-2(a)

                       IRVINE APARTMENT COMMUNITIES, INC.
                                -----------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                           ---------------------------
                         (Title of Class of Securities)

                                    463606-10
                                 (CUSIP Number)

                             Michael D. McKee, Esq.
                               The Irvine Company
                            550 Newport Center Drive
                             Newport Beach, CA 92660
                                 (714) 720-2333
                 ----------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)




                                February 1, 1999
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

                               Page 1 of 13 Pages
                           Exhibit Index is on Page 13


                                         SCHEDULE 13D

CUSIP NO.      463606-10                                                   PAGE 2 OF 13 PAGES
         --------------------                                                        ---

----------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        THE IRVINE COMPANY
        13-3177751
----------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [X]
                                                                                                (b) [ ]
----------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY
----------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        [what type of funds were used to purchase the securities (e.g., working capital, bank loan, etc.)]
----------------------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
----------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
----------------------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
   Number of          28,077,118
     Stock      ------------------------------------------------------------------------------------------
 Beneficially     8   SHARED VOTING POWER
   Owned By           -0- (SEE ITEM 5)
     Each       ------------------------------------------------------------------------------------------
   Reporting      9   SOLE DISPOSITIVE POWER
    Person            28,077,118
     With       ------------------------------------------------------------------------------------------
                 10   SHARED DISPOSITIVE POWER -0- (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         28,077,118 (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [X]
----------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         62.7% (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         CO
----------------------------------------------------------------------------------------------------------
                            *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                         SCHEDULE 13D

CUSIP NO.      463606-10                                                   PAGE 3 OF 13 PAGES
         --------------------                                                        ---

----------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        TIC INVESTMENT COMPANY A
        33-0713216
----------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [X]
                                                                                                (b) [ ]
----------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY
----------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        [what type of funds were used to purchase the securities (e.g., working capital, bank loan, etc.)]
----------------------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
----------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
----------------------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                      -0- (SEE ITEM 5)
   Number of    ------------------------------------------------------------------------------------------
     Stock        8   SHARED VOTING POWER
Beneficially          -0- (SEE ITEM 5)
   Owned By     ------------------------------------------------------------------------------------------
     Each         9   SOLE DISPOSITIVE POWER
  Reporting           -0- (SEE ITEM 5)
   Person       ------------------------------------------------------------------------------------------
    With         10   SHARED DISPOSITIVE POWER
                      -0- (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,502,105 (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                    [X]
----------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.9% (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         PN
----------------------------------------------------------------------------------------------------------
                            *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                         SCHEDULE 13D

CUSIP NO.      463606-10                                                   PAGE 4 OF 13 PAGES
         --------------------                                                       -----

----------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        TIC INVESTMENT COMPANY C
        33-0713816
----------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [X]
                                                                                                (b) [ ]
----------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY
----------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        [what type of funds were used to purchase the securities (e.g., working capital, bank loan, etc.)]
----------------------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
----------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
----------------------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                      -0- (SEE ITEM 5)
   Number of   -------------------------------------------------------------------------------------------
     Stock        8   SHARED VOTING POWER
 Beneficially         -0- (SEE ITEM 5)
   Owned By    -------------------------------------------------------------------------------------------
     Each         9   SOLE DISPOSITIVE POWER
  Reporting           -0- (SEE ITEM 5)
    Person     -------------------------------------------------------------------------------------------
     With        10   SHARED DISPOSITIVE POWER
                      -0- (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         3,034,105 (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [X]
----------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         13.1% (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         PN
----------------------------------------------------------------------------------------------------------
                            *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                         SCHEDULE 13D

CUSIP NO.      463606-10                                                   PAGE 5 OF 13 PAGES
         --------------------                                                       -----

----------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        TIC INVESTMENT COMPANY D
        33-0713817
----------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a)  [X]
                                                                                                (b)  [ ]
----------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY
----------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        [what type of funds were used to purchase the securities (e.g., working capital, bank loan, etc.)]
----------------------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)       [ ]
----------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        CALIFORNIA
----------------------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                      -0- (SEE ITEM 5)
   Number of    ------------------------------------------------------------------------------------------
     Stock        8   SHARED VOTING POWER
  Beneficially        -0- (SEE ITEM 5)
   Owned By     ------------------------------------------------------------------------------------------
     Each         9   SOLE DISPOSITIVE POWER
  Reporting           -0- (SEE ITEM 5)
    Person      ------------------------------------------------------------------------------------------
     With        10   SHARED DISPOSITIVE POWER
                      -0- (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,185,333 (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [X]
----------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         5.6% (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         PN
----------------------------------------------------------------------------------------------------------
                            *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                         SCHEDULE 13D

CUSIP NO.      463606-10                                                   PAGE 6 OF 13 PAGES
         --------------------                                                        --

----------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        DONALD L. BREN
        ###-##-####
----------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [X]
                                                                                                (b) [ ]
----------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY
----------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        [what type of funds were used to purchase the securities (e.g., working capital, bank loan, etc.)]
----------------------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)      [ ]
----------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        U.S.A.
----------------------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                      183,325
   Number of    ------------------------------------------------------------------------------------------
     Stock        8   SHARED VOTING POWER
 Beneficially         0
   Owned By     ------------------------------------------------------------------------------------------
     Each         9   SOLE DISPOSITIVE POWER
   Reporting          183,325
    Person      ------------------------------------------------------------------------------------------
     With        10   SHARED DISPOSITIVE POWER
                      0
----------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         183,325 (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                     [X]
----------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .9% (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         IN
----------------------------------------------------------------------------------------------------------
                            *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                         SCHEDULE 13D

CUSIP NO.      463606-10                                                   PAGE 7 OF 13 PAGES
         --------------------                                                        --

----------------------------------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        TIC ACQUISITION LLC
----------------------------------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                       (a) [X]
                                                                                                (b) [ ]
----------------------------------------------------------------------------------------------------------
   3    SEC USE ONLY
----------------------------------------------------------------------------------------------------------
   4    SOURCE OF FUNDS*
        [what type of funds were used to purchase the securities (e.g., working capital, bank loan, etc.)]
        BK, AF
----------------------------------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)       [ ]
----------------------------------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
----------------------------------------------------------------------------------------------------------
                  7   SOLE VOTING POWER
                      0(SEE ITEM 5)
   Number of   -------------------------------------------------------------------------------------------
     Stock        8   SHARED VOTING POWER
 Beneficially         0(SEE ITEM 5)
   Owned By    -------------------------------------------------------------------------------------------
     Each         9   SOLE DISPOSITIVE POWER
   Reporting          0(SEE ITEM 5)
    Person     -------------------------------------------------------------------------------------------
     With        10   SHARED DISPOSITIVE POWER
                      0(SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         0 (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0 (SEE ITEM 5)
----------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*
         OO
----------------------------------------------------------------------------------------------------------
                            *SEE INSTRUCTIONS BEFORE FILLING OUT!


               This Amendment No. 19 to Schedule 13D amends the Schedule 13D dated September 8, 1998, as previously amended (as so amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as provided in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

               Item 3 is hereby amended by deleting the final paragraph thereof and inserting the following paragraph in its place:

               "The aggregate amount of funds required to complete the Proposed Business Combination (as defined in Item 4) is expected to be approximately $685 million. TIC Acquisition has approximately $150 million in cash on hand. The remainder of the funds required to complete the Proposed Business Combination are being obtained by TIC Acquisition from capital contributions by TIC and ICDC. TIC has obtained a commitment letter from Bank of America National Trust and Savings Association for up to $350 million of its contribution and TIC and ICDC are providing the balance of their contributions to TIC Acquisition from cash on hand or existing financing sources. Bank of America National Trust and Savings Association's commitment letter is attached hereto as
        Exhibit 99.1."

Item 4. Purpose of Transaction.

               Item 4 is hereby amended by inserting the following paragraphs immediately before the final paragraph thereof:

               "On February 1, 1999, TIC Acquisition and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which (subject to the satisfaction of certain conditions set forth in the Merger Agreement) the Company will be merged with and into TIC Acquisition, with TIC Acquisition as the surviving entity (the "Merger"). In connection with the Merger, holders of all of the issued and outstanding Shares will receive cash in the amount of $34.00 per Share (the "Merger Consideration"). A copy of the Merger Agreement is attached hereto as Exhibit 99.7 and is incorporated herein by reference. A copy of the press release announcing the execution of the Merger Agreement is attached hereto as Exhibit 99.8.

               Upon the completion of the Merger, registration of the Shares under the Exchange Act will be terminated and the Shares will no longer be listed on the New York Stock Exchange."

Item 5. Interest in Securities of the Issuer.

               Item 5(c) is hereby amended by deleting the first paragraph thereof and inserting the following paragraph in its place:

               "Pursuant to the terms of the Merger Agreement, TIC Acquisition has the right to acquire all 20.2 million issued and outstanding Shares. The consummation of the Merger is subject to certain conditions beyond the control of TIC Acquisition (See Item 6). The Merger is expected to close late in the second quarter or early in the third quarter of 1999."



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

               Item 6 is hereby amended by inserting the following paragraphs immediately before the final paragraph thereof:

               "The following discussion of certain terms of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 99.7 and incorporated herein by reference.

               Pursuant to the terms of the Merger Agreement, the Company will be merged with and into TIC Acquisition, with TIC Acquisition as the surviving entity, and the holders of all of the issued and outstanding Shares will be entitled to receive the Merger Consideration.

               As set forth in the Merger Agreement, consummation of the Merger is subject to the satisfaction of certain conditions, including but not limited to the approval of the Merger Agreement by the affirmative vote of the holders of (i) at least 66 2/3% of the issued and outstanding Shares and (ii) a number of Shares (excluding the Shares held by TIC Acquisition and its affiliates) representing a majority of the total number of outstanding Shares. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (as defined in the Merger Agreement), if, among other reasons set forth in the Merger Agreement, (i) the requisite approval of the Company's stockholders is not obtained, (ii) TIC Acquisition and the Company mutually agree to terminate the Merger Agreement; or (iii) the Merger is not consummated on or before October 1, 1999.

               In connection with the Merger Agreement, TIC entered into a letter agreement with the Company, dated as of February 1, 1999 (the "Letter Agreement"), whereby TIC made certain representations, warranties and covenants to the Company concerning, among other things,
        (i) the ownership and capitalization of TIC Acquisition, (ii) that TIC and its subsidiaries would not dispose of Shares which they currently own and would vote such Shares in favor of the Merger, and (iii) that TIC would cooperate with TIC Acquisition, and would cause TIC Acquisition to comply with certain of its obligations, with respect to the Merger Agreement. A copy of the Letter Agreement is attached hereto as Exhibit 99.9 and is incorporated herein by reference."

Item 7. Material to be Filed as Exhibits.

               Item 7 is hereby amended by inserting the following:

   Exhibit     Description
   -------     -----------

   99.7 Agreement and Plan of Merger, dated as of February 1, 1999 between TIC Acquisition LLC and Irvine Apartment Communities,
               Inc.

   99.8        Press Release dated February 2, 1999.

   99.9        Letter Agreement dated as of February 1, 1999 between The Irvine
               Company and Irvine Apartment Communities, Inc.


                                   SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct. Date: February 1, 1999

                                    THE IRVINE COMPANY


                                    By:    /s/ MICHAEL D. MCKEE
                                           -------------------------------------
                                    Name:  Michael D. McKee
                                    Title: Executive Vice President

                                    TIC INVESTMENT COMPANY A

                                    By:    THE IRVINE COMPANY, its managing
                                           general partner

                                           By:    /s/ MICHAEL D. MCKEE
                                                  ------------------------------
                                           Name:  Michael D. McKee
                                           Title: Executive Vice President

                                    TIC INVESTMENT COMPANY C

                                    By:    THE IRVINE COMPANY, its managing
                                           general partner

                                           By:    /s/ MICHAEL D. MCKEE
                                                  ------------------------------
                                           Name:  Michael D. McKee
                                           Title: Executive Vice President

                                    TIC INVESTMENT COMPANY D

                                    By:    THE IRVINE COMPANY, its managing
                                           general partner

                                           By:   /s/ MICHAEL D. MCKEE
                                                 -------------------------------
                                           Name:  Michael D. McKee
                                           Title: Executive Vice President

                                    DONALD L. BREN


                                    By:    /s/ MICHAEL D. MCKEE
                                           -------------------------------------
                                           Michael D. McKee as Attorney-in-fact
                                           for Mr. Bren

                                    TIC ACQUISITION LLC

                                    By:    THE IRVINE COMPANY, its Managing
                                           Member
                                           By:    /s/ MICHAEL D. MCKEE
                                                  ------------------------------
                                           Name:  Michael D. McKee
                                           Title: Executive Vice President

                                  EXHIBIT INDEX

           The Exhibit Index is hereby amended to insert the following

Exhibit        Description
-------        -----------

   99.7 Agreement and Plan of Merger, dated as of February 1, 1999 between TIC Acquisition LLC and Irvine Apartment Communities, Inc.

   99.8        Press Release dated February 2, 1999.

   99.9 Letter Agreement dated as of February 1, 1999 between The Irvine Company and Irvine Apartment Communities, Inc.